                             ----------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           DAWSON GEOPHYSICAL COMPANY
                                (Name of Issuer)

                                 --------------

                        COMMON STOCK, $.33 1/3 PAR VALUE
                         (Title of Class of Securities)

                                 --------------

                                   239359 10 2
                                 (CUSIP Number)

                            MR. RICHARD E. BLOHM, JR.
                              1415 LOUISIANA STREET
                              HOUSTON, TEXAS 77002
                                 (713) 739-6500
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:
                              MR. JOHN R. BRANTLEY
                          BRACEWELL & PATTERSON, L.L.P.
                        711 LOUISIANA STREET, SUITE 2900
                              HOUSTON, TEXAS 77002
                                  713-223-2900

                                 --------------

                                 OCTOBER 6, 1998
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule
                     13d-1(g), check the following box: [ ]

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                             ----------------------






                                Page 1 of 9 Pages

CUSIP NO.: 239359 10 2

                                  SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Pebbleton Corporation N.V.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [ ]
              (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Netherlands Antilles
--------------------------------------------------------------------------------
      7       Sole Voting Power

              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              394,900
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              394,900
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              394,900
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

              [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.37%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
================================================================================

CUSIP NO.:239359 10 2

                                  SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Issam M. Fares
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [ ]
              (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              AF
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Lebanese
--------------------------------------------------------------------------------
      7       Sole Voting Power

              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              394,900
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              394,900
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              394,900
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

              [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.37%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
================================================================================

                            STATEMENT ON SCHEDULE 13D

         Introductory Note: All information herein with respect to Dawson Geophysical Company, a Texas corporation is to the best knowledge and belief of the Reporting Persons, as defined herein.

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the common stock, par value $.33 1/3 per share of Dawson Geophysical Company, a Texas corporation ("Issuer"). The principal executive offices of the Issuer are located at 508 West Wall, Suite 800, Midland, Texas 79701.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed by (i) Pebbleton Corporation N.V., a corporation organized under the laws of the Netherlands Antilles ("Pebbleton"), and (ii) by Mr. Issam M. Fares, an individual (together with Pebbleton, the "Reporting Persons").

The address of the principal business offices of Pebbleton and a business address of Mr. Fares is Pietermaai 15, Curacao, Netherlands Antilles. Mr. Fares serves as a Managing Director of Pebbleton. In addition, N.V. Fides, a Netherlands Antilles corporation, functions as a Managing Director of Pebbleton in order to comply with Netherlands Antilles regulations requiring resident Managing Directors. There are no other officers or directors of Pebbleton. The filing of this statement on Schedule 13D shall not be construed as an admission that N.V. Fides is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this statement.

         Neither Pebbleton nor Mr. Fares, nor to the knowledge of the Reporting Persons, N.V. Fides, has been during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of the funds used for the purchases of the Common Stock by Pebbleton was working capital on hand.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The purchases of the Common Stock of the Issuer were made on The Nasdaq Stock Market, Inc., the exchange on which shares of the Issuer's Common Stock are traded, and such acquisitions were made for investment purposes.

         The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to the Common Stock, subsequent developments affecting the Issuer (including opportunities to provide financing from time to time to the Issuer for expansion of its business), the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

         Other than the transactions described herein, none of the Reporting Persons, nor to their knowledge N.V. Fides, has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As set forth in this Schedule 13D, Pebbleton owns 394,900 shares of Common Stock of the Issuer, which represents approximately 7.37% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of June 30, 1998, as represented by the Issuer in its Form 10-Q for the quarter ended June 30, 1998, as filed with the Securities and Exchange Commission on August 12, 1998).
See Item 4.

         (b) Mr. Fares may be deemed to beneficially own and thereby share voting and dispositive power over the shares of Common Stock described herein which are held by Pebbleton. See Item 2.

         (c) Set forth in Exhibit A to this Schedule 13D is a list of all transactions effected in the Issuer's Common Stock within the past sixty (60) days, including (i) the identity of the person effecting transactions in the Issuer's Common Stock; (ii) the date of the transaction; (iii) the amount of securities involved; (iv) the price per share of Common Stock; and (v) where and how the transaction was effected. Other than the transactions described herein, neither of the Reporting Persons nor to the knowledge of the Reporting Persons, N.V. Fides, has effected any transactions in the Common Stock during the preceding sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are none.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement by and between the Reporting Persons.

                                   SIGNATURES


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: October 15, 1998.               PEBBLETON CORPORATION N.V.



                                       By: /s/ Issam M. Fares
                                          --------------------------------
                                       Name:  Issam M. Fares
                                       Title: Managing Director



Dated: October 15, 1998.               /s/ Issam M. Fares
                                       -----------------------------------
                                       Mr. Issam M. Fares

                                INDEX TO EXHIBITS


         1.       Joint Filing Agreement by and between the Reporting Persons.

                                    EXHIBIT A
                        TRANSACTIONS IN THE COMMON STOCK

         With respect to the transactions set forth below, all purchases were made by Pebbleton Corporation N.V. and were effected on The Nasdaq Stock Market, Inc., the exchange on which the shares of Common Stock of Dawson Geophysical Company are traded.



           DATE OF PURCHASE                        NUMBER OF SHARES                         PRICE PER SHARE
                                                       PURCHASED                                  ($)
               08/14/98                                 14,000                                  14.000
               08/14/98                                 13,100                                  14.000
               08/14/98                                 16,900                                  14.000
               08/14/98                                 30,000                                  14.500
               08/19/98                                  6,600                                  14.625
               08/19/98                                  1,000                                  14.500
               08/26/98                                 10,000                                  14.125
               09/08/98                                 22,000                                  12.500
               10/06/98                                 75,000                                   8.750
               10/06/98                                  8,000                                   8.625
               10/06/98                                 10,000                                  8.8125
               10/06/98                                  7,000                                   9.000
               10/13/98                                 30,000                                   9.350
               10/13/98                                  2,000                                   9.500